303 Lippincott Centre
Marlton, NJ 08053

(856) 810-6200
Fax.: (856) 810-1309

November 29, 2007
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Hill International, Inc.
Request to Withdraw Post-Effective Amendment to Registration Statement on Form S-3 filed on October 23, 2007
Registration No. 333-114816

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Hill International, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of its post-effective amendment no. 4 to registration statement on Form S-1 (Registration No. 333-114816) (the “Registration Statement”) on registration statement on Form S-3 filed with the United States Securities and Exchange Commission on October 23, 2007 (the “Amendment”).

For the sake of clarity, the Company is making no request with respect to the Registration Statement or any other amendments or supplements thereto (including, without limitation, the post-effective amendment no. 3 to registration statement on Form S-1 on registration statement on Form S-3, filed on December 13, 2006), other than the Amendment.

Please provide the order granting the Company’s request for withdrawal of the Amendment to the undersigned, with a copy to our outside legal counsel, Jeremy L. Hirsh, Esq., of McCarter & English, LLP, by facsimile at (973) 624-7070. If you have any questions or require further information with respect to this request for withdrawal, please do not hesitate to contact Mr. Hirsh at (973) 848-8624.

Sincerely,

HILL INTERNATIONAL, INC.

By: /s/ John Fanelli III
Name: John Fanelli III
Title: Senior Vice President and Chief Financial Officer